[redacted]

09041199

UNITEDSTATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLIAM C. BURNSIDE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Vermillion
(No. and Street)

Danville	IL	61834-0507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Burnside 217-443-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEST & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 80	Sullivan	IL	61951
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Burnside, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside & Company, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William C. Burnside
Signature

President
Title

OFFICIAL SEAL
VICKIE WATSON
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 09 - 19 - 10

Vickie Watson
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEST & COMPANY, LLC

MEMBERS

E. LYNN FREESE
RICHARD C. WEST
KENNETH L. VOGT
BRIAN E. DANIELL
JANICE K. ROMACK
DIANA R. SMITH
D. RAIF PERRY
JOHN H. VOGT

CERTIFIED PUBLIC ACCOUNTANTS
&
CONSULTANTS

1009 SOUTH HAMILTON
P.O. BOX 80
SULLIVAN, ILLINOIS 61951

(217) 728-4307
www.westcpa.com

OFFICES

EDWARDSVILLE
EFFINGHAM
GREENVILLE
MATTOON
SULLIVAN

Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

We have audited the accompanying statement of financial condition of William C. Burnside & Company, Inc. (the Company) as of June 30, 2009, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplementary information of the Company as of and for the year ended June 30, 2008, were audited by other auditors whose report dated August 8, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of William C. Burnside & Company, Inc. (the Company) and its subsidiary as of June 30, 2009, and the related consolidated statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended (none of which is presented herein), and we expressed an unqualified opinion on those financial statements. Such consolidated financial statements are the general-purpose financial statements of William C. Burnside & Company, Inc. (the Company) and its subsidiary, and the financial statements of parent company presented herein are not a valid substitute for those consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc., as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 20, 2009

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30,

	2009	2008
ASSETS:		
Cash and cash equivalents	$ 207,893	$ 241,187
Cash segregrated under federal and other regulations	943	943
Receivable from broker-dealers	2,275	2,677
Investment in subsidiary	5,000	5,000
Securities owned, at fair value	9,500	9,500
Prepaid insurance	1,988	2,455
Refundable income taxes	12,780	-
Property and equipment	297	579
Total assets	$ 240,676	$ 262,341
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Liabilities:		
Accounts payable	$ 1,798	1,632
Accounts payable - subsidiary	-	355
Accrued expenses	2,464	2,224
Commissions payable	7,964	7,952
Federal income tax payable	-	1,866
State income tax payable	-	1,010
	12,226	15,039
Commitments, contingencies, and guarantees:		
Subordinated borrowings	150,000	150,000
Shareholder's equity	78,450	97,302
Total liabilities and shareholder's equity	$ 240,676	$ 262,341

See notes to financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENTS OF INCOME
For the years ended June 30,

	2009	2008
REVENUE:		
Commissions and concessions	$ 486,347	660,303
Other income	6,268	12,134
Total revenue	492,615	672,437
OPERATING EXPENSES:		
Compensation and related benefits	36,713	37,870
Commission expense	302,699	414,736
Clearing and execution charges	58,780	42,467
Occupancy and equipment rental	22,222	44,005
Communications	6,111	5,118
Interest	12,138	12,000
Other operating expense	78,304	81,640
Total Operating Expenses	516,967	637,836
INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)	(24,352)	34,601
Income tax provision (benefit)	(5,500)	7,471
NET INCOME (LOSS)	$ (18,852)	$ 27,130

See notes to financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common stock*	Additional paid in capital	Retained earnings	Total shareholder's equity
BALANCE, JULY 1, 2007	$ 75,000	$ 250,000	$ (254,828)	$ 70,172
NET INCOME (LOSS)	-	-	27,130	27,130
BALANCE, JUNE 30, 2008	75,000	250,000	(227,698)	97,302
NET INCOME (LOSS)	-	-	(18,852)	(18,852)
BALANCE, JUNE 30, 2009	$ 75,000	$ 250,000	$ (246,550)	$ 78,450

*Common stock, no par value, 100,000 shares authorized;
75,000 shares issued and outstanding

See notes to financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

SUBORDINATED LIABILITIES AT JULY 1, 2007	$ 150,000
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT JUNE 30, 2008	150,000
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT JUNE 30, 2009	$ 150,000

See notes to financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENTS OF CASH FLOW
For the years ended June 30,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Income (Loss) from Operations:	$ (18,852)	$ 27,130
Adjustments:		
Depreciation	282	345
Decrease (increase) in:		
Receivable from broker/dealers	402	35,926
Prepaid income taxes	(12,780)	74
Prepaid expenses	467	(1,305)
Increase (decrease) in:		
Accounts payable	166	(264)
Accounts payable - subsidiary	(355)	(457)
Accrued expenses	240	(6,099)
Income taxes payable	(2,876)	2,876
Commissions payable	12	(10,627)
Net cash provided (used by) operations	(33,294)	47,599
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,294)	47,599
CASH AND CASH EQUIVALENTS, BEGINNING	242,130	194,531
CASH AND CASH EQUIVALENTS, ENDING	$ 208,836	$ 242,130

SUPPLEMENTAL INFORMATION

Interest Paid - $12,138 and $12,000 in 2009 and 2008, respectively

Income Taxes Paid - $10,156 in 2009 and $4,172 in 2008

See notes to financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated in the state of Illinois on September 30, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Basis of presentation

The financial statements include the accounts of the Company. The company is principally engaged as a securities broker-dealer.

Investment in subsidiary

On June 28, 2000, Burnside & Associates, Ltd (an Illinois corporation) was formed as an investment advisor company. The Company owns 100% of the outstanding stock of this corporation. Generally accepted accounting principles require that this investment be reflected using the equity method and the subsidiary financial information be consolidated with the parent financial statements. These financial statements are issued to comply with regulatory requirements and reflect this investment at the original cost basis of $5,000. Differences between this method and generally accepted accounting principles are not material to these parent-only financial statements.

Commission revenue and related expenses

Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Furniture and Equipment

Depreciation is provided under various accelerated methods using an estimated useful life of five years.

Leasehold Improvements

Leasehold improvements were depreciated over the term of an office lease, which expired on December 31, 1989.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Economic Dependency

The risk or economic dependency of an investment firm is directly related to the psychological mood swings of the investing public, and the general economic strength and weakness of investors.

2. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at June 30, 2009 consisted of a subordinated note payable with a principal amount of $150,000, stated interest rate of 8%, with a maturity date of July 30, 2010.

The subordinated borrowings are with the 100% shareholder of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $150,000.

3. RELATED PARTY INFORMATION

The sole shareholder of the Company leases office space in two locations to the Company. Total payments to the shareholder for rent during the years ended June 30, 2009 and 2008 were $10,260, and $10,260, respectively. There are no future minimum payments on these leases.

4. COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Company entered into an agreement with Southwest Securities, Inc. (SWS) whereby SWS, Inc. will execute and clear securities transactions for the Company on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from SWS. The company has deposited $10,000 with SWS to assure the company's performance under the agreement. This amount is included in "Securities Owned" on the statement of financial condition.

5. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $943 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. None of this amount represents customer funds.

6. FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The carrying amounts reflected in the balance sheets for cash and cash equivalents approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities also are recorded at fair value in the balance sheets. The fair values for held-to-maturity marketable debt securities, investments, receivables, and long-term debt are based primarily on quoted market prices for those or similar instruments. The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

6. **FAIR VALUE** (CONTINUED)

Fair value measument at reporting date (all investments valued at quoted market price in active markets for identical assets (Level 1):

Balances at June 30 :

	2009	2008
United States Treasury bills	$ 9,500	$ 9,500

7. **OPERATING LEASES**

The Company leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

8. **NET CAPITAL**

As a registered broker/dealer and member of the National Association of Securities Dealer, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2009, the Company's net capital and required net capital were $197,983 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 6.18%.

9. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30:

	2009	2008
Furniture and equipment	$ 34,963	$ 34,963
Leasehold improvements	18,423	18,423
	53,386	53,386
Less: accumulated depreciation	(53,089)	(52,807)
	$ 297	$ 579

Depreciation expense for the years ended June 30, 2009 and 2008 was $282 and $345, respectively.

10. INCOME TAXES

Income tax expense (benefit) consisted of the following for the years ended June 30:

	2009	2008
Taxes currently payable (refundable):		
Federal	$ (3,700)	$ 4,899
Illinois	(1,800)	2,572
	$ (5,500)	$ 7,471

SUPPLEMENTAL SCHEDULES

WILLIAM C. BURNSIDE & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
June 30,

	Schedule A 2009	2008
COMPUTATION of NET CAPITAL:		
Total Shareholders' Equity	$ 78,450	$ 112,279
Additions:		
Subordinated Loan	150,000	150,000
Deductions:		
Nonallowable Assets	28,033	7,784
Haircuts	2,434	4,815
NET CAPITAL	$ 197,983	$ 249,680
COMPUTATION of BASIC NET CAPITAL REQUIREMENT:		
Minimum net Capital Requirement (6 2/3% of Total Aggregate Indebtedness)	$ 815	$ 979
Minimum Dollar Net Capital Requirement	50,000	50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
COMPUTATION of AGGREGATE INDEBTEDNESS:		
Total Liabilities	$ 162,226	$ 164,684
Less - Subordinated Loan	150,000	150,000
TOTAL AGGREGATE INDEBTEDNESS	$ 12,226	$ 14,684
Percentage of Aggregate Indebtedness to Net Capital	6.18%	5.88%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

WEST & COMPANY, LLC

MEMBERS

E. LYNN FREESE
RICHARD C. WEST
KENNETH L. VOGT
BRIAN E. DANIELL
JANICE K. ROMACK
DIANA R. SMITH
D. RAIF PERRY
JOHN H. VOGT

CERTIFIED PUBLIC ACCOUNTANTS
&
CONSULTANTS

1009 SOUTH HAMILTON
P.O. BOX 80
SULLIVAN, ILLINOIS 61951

(217) 728-4307
www.westcpa.com

OFFICES

EDWARDSVILLE
EFFINGHAM
GREENVILLE
MATTOON
SULLIVAN

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

In planning and performing our audit of the financial statements of William C. Burnside & Company, Inc., for the year ended June 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by William C. Burnside & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of William C. Burnside & Company, Inc. for the year ended June 30, 2009, and this report does not affect our report thereon dated August 28, 2009. In addition, no facts came to our attention that would indicate that Company was not in compliance with its type k(2)(i) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Wade & Company, LLC

August 20, 2009

WILLIAM C. BURNSIDE & COMPANY, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5

For the year ended June 30, 2009

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